Exhibit 99.1
Nomad Foods Reports First Quarter 2021 Financial Results

First Quarter Results Represent Record Quarterly Revenues, Adjusted EBITDA and Adjusted EPS

Management Reiterates Full Year Guidance Following a Strong Start to the Year
FELTHAM, England - May 6, 2021 - Nomad Foods Limited (NYSE: NOMD), today reported financial results for the three month period ended March 31, 2021. Key operating highlights and financial performance for the first quarter 2021, when compared to the first quarter 2020, include:

•Reported revenue increased 3.6% to €707 million
•Organic revenue growth of 1.8%
•Reported Profit for the period of €49 million
•Adjusted EBITDA of €138 million
•Adjusted EPS of €0.47
Management Comments
Stéfan Descheemaeker, Nomad Foods’ Chief Executive Officer, stated, “This year is off to a strong start with first quarter revenue and Adjusted EPS marking a record level of quarterly performance. We achieved healthy organic revenue growth notwithstanding year-ago comparisons which reflected elevated growth resulting from pantry loading at the onset of the pandemic. This was complemented by 180 basis points of Adjusted EBITDA margin expansion driven by strong gross margins and expense discipline. The combination of strong base business performance, the inclusion of Findus Switzerland and accretion from share repurchases in 2020 led to Adjusted EPS growth of 42% in Q1. These results have us on pace to deliver another stellar year for Nomad Foods.”

Noam Gottesman, Nomad Foods’ Co-Chairman and Founder, commented, “Organic growth, margin expansion and capital allocation all contributed to robust first quarter results. This strong performance gives us further confidence in our 2021 guidance which will mark our 5th consecutive year of organic revenue and Adjusted EPS growth. While we are proud of these results, we remain excited about the future as we work to capitalize on our momentum, integrate Findus Switzerland and close the acquisition of Fortenova’s Frozen Food Business Group later this year. This latest acquisition will expand our frozen food leadership into eight new markets, introduce us to the ice cream category and present multiple avenues for value creation in the coming years. Meanwhile, we have the financial flexibility to remain opportunistic as we explore new opportunities to build value for shareholders.”

First Quarter of 2021 results compared to the First Quarter of 2020
•Revenue increased 3.6% to €707 million. Organic revenue growth of 1.8% was comprised of 1.9% increase in volume/mix and a 0.1% decrease in price.
•Adjusted Gross profit increased 8% to €215 million. Adjusted gross margin increased 130 basis points to 30.4% as favorable mix in the base business, strong procurement execution and lower promotional activity more than offset dilution from the inclusion of the Findus Switzerland acquisition.
•Adjusted operating expenses decreased 2% to €94 million, reflecting a normalization of spend versus the prior year period where operating expense growth was relatively elevated.
•Adjusted EBITDA increased 15% to €138 million and Adjusted Profit for the period increased 24% to €84 million due to the aforementioned factors.
•Adjusted EPS increased 42% to €0.47, reflecting growth in Adjusted Profit after tax and the cumulative effect of share repurchases conducted during the prior year. Reported EPS increased 22% to €0.28.
2021 Guidance
The Company is reiterating 2021 guidance. Revenue and Adjusted EBITDA are expected to grow approximately 3-5% and Adjusted EPS is expected to be approximately €1.50 to €1.55, representing 11-15% growth. Full year guidance assumes organic revenue growth of approximately 1-2%. Guidance does not yet include the pending acquisition of Fortenova's Frozen Food Business Group, which is expected to close during the third quarter of 2021.

Conference Call and Webcast
The Company will host a conference call with members of the executive management team to discuss these results today, Thursday, May 6, 2021 at 1:30 p.m. BST (8:30 a.m. Eastern Daylight Time). Investors interested in participating in the live call can dial +1-855-327-6838 from North America. International callers can dial +1-604-235-2082.

In addition, the call will be broadcast live over the Internet hosted at the “Investor Relations” section of the Company’s website at http://www.nomadfoods.com. The webcast will be archived for 30 days.  A replay of the conference call will be available on the Company website for two weeks following the event and can be accessed by listeners in North America by dialing +1-844-512-2921 and by international listeners by dialing +1-412-317-6671; the replay pin number is 10014083.

Nomad Foods Contacts
Investor Relations Contacts
Taposh Bari, CFA
Nomad Foods Limited
+1-718-290-7950

John Mills
ICR, Partner
+1-646-277-1254

Media Contact
Felipe Ucros
Gladstone Place Partners
+1-212-230-5930

About Nomad Foods
Nomad Foods (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and across the broader food sector. The company's portfolio of iconic brands, which includes Birds Eye, Findus, Iglo, Aunt Bessie's and Goodfella's, have been a part of consumers' meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com

Non-IFRS Financial Information
Nomad Foods is presenting Adjusted and Organic financial information, which is considered non-IFRS financial information, for the three months ended March 31, 2021 and for comparative purposes, the three months ended March 31, 2020.

Adjusted financial information for the three months ended March 31, 2021 and 2020 presented in this press release reflects the historical reported financial statements of Nomad Foods, adjusted primarily for share based payment expenses and related employer payroll taxes, non-operating M&A related costs, exceptional items and foreign currency translation charges/gains.

EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude, when they occur, the impacts of exited markets, acquisition purchase price adjustments, chart of account (“CoA”) alignments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges and other unusual or non-recurring items. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EBITDA should not be considered as an alternative to profit/(loss) for the period, determined in accordance with IFRS, as an indicator of the Company’s operating performance.

Adjusted Profit for the period is defined as profit for the period excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments, chart of account (“CoA”) alignments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, unissued preferred share dividends, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted Profit after tax provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EPS is defined as basic earnings per share excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments, chart of account (“CoA”) alignments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, unissued preferred share dividends, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EPS provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Organic revenue growth is an adjusted measurement of our operating results. The comparison for the three months ended March 31, 2021 and 2020 presented in this press release takes into consideration only those activities that were in effect during both time periods. Organic revenue growth reflects reported revenue adjusted for currency translation and non-comparable trading items such as expansion, acquisitions, disposals, closures, chart of account (“CoA”) alignments, trading day impacts or any other event that artificially impacts the comparability of our results.

Adjusted Gross Profit and adjusted gross margin exclude acquisition purchase price adjustments and other unusual or non-recurring items within cost of goods sold.

Adjustments for currency translation are calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Adjusted and Organic non-IFRS financial information should be read in conjunction with the unaudited financial statements of Nomad Foods included in this press release as well as the historical financial statements of the Company previously filed with the SEC.

Nomad Foods believe its non-IFRS financial measures provide an important additional measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures may be different from the calculations used by other companies and comparability may therefore be limited. The Adjusted and Organic financial information presented herein is based upon certain assumptions that Nomad Foods believes to be reasonable and is presented for informational purposes only and is not necessarily indicative of any anticipated financial position or future results of operations that the Company will experience. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results and are cautioned not to place undue reliance on these results and information as they may not be representative of our actual or future results as a Company.

Please see on pages 7 to 10, the non-IFRS reconciliation tables attached hereto and the schedules accompanying this release for an explanation and reconciliation of the Adjusted and Organic financial information to the most directly comparable IFRS measure.

Nomad Foods Limited As Reported
Statements of Profit or Loss (unaudited)
Three months ended March 31, 2021 and March 31, 2020

	Three months ended March 31, 2021	Three months ended March 31, 2020
	€m	€m
Revenue	707.4	682.9
Cost of sales	(494.6)	(484.0)
Gross profit	212.8	198.9
Other operating expenses	(98.0)	(101.5)
Exceptional items	(10.8)	(20.6)
Operating profit	104.0	76.8
Finance income	—	5.7
Finance costs	(40.3)	(17.7)
Net financing costs	(40.3)	(12.0)
Profit before tax	63.7	64.8
Taxation	(14.4)	(17.4)
Profit for the period	49.3	47.4

Attributable to:
Equity owners of the parent	49.3	47.5
Non-controlling interests	—	(0.1)
	49.3	47.4

Basic & diluted earnings per share in €	0.28	0.23

Nomad Foods Limited As Reported
Statements of Financial Position
As at March 31, 2021 (unaudited) and December 31, 2020 (unaudited)

	As at March 31, 2021	As at December 31, 2020 Restated*
	€m	€m
Non-current assets
Goodwill	1,903.4	1,902.5
Intangibles	2,150.1	2,155.7
Property, plant and equipment	422.5	422.2
Other non-current assets	0.9	1.1
Derivative financial instruments	3.5	17.2
Deferred tax assets	106.5	113.5
Total non-current assets	4,586.9	4,612.2
Current assets
Cash and cash equivalents	453.6	393.2
Inventories	310.5	344.3
Trade and other receivables	196.4	185.0
Indemnification assets	10.4	15.4
Short-term investments	4.8	25.0
Derivative financial instruments	4.4	5.5
Total current assets	980.1	968.4
Total assets	5,567.0	5,580.6
Current liabilities
Trade and other payables	628.6	647.2
Current tax payable	157.9	166.2
Provisions	36.4	45.7
Loans and borrowings	21.7	22.5
Derivative financial instruments	23.5	35.5
Total current liabilities	868.1	917.1
Non-current liabilities
Loans and borrowings	1,770.6	1,736.3
Employee benefits	252.0	276.2
Other non-current liabilities	2.1	2.2
Provisions	6.1	6.1
Derivative financial instruments	57.4	89.5
Deferred tax liabilities	427.3	427.1
Total non-current liabilities	2,515.5	2,537.4
Total liabilities	3,383.6	3,454.5
Net assets	2,183.4	2,126.1
Equity attributable to equity holders
Share capital and capital reserve	1,689.6	1,620.5
Share-based compensation reserve	3.3	8.3
Founder Preferred Share Dividend reserve	166.0	245.5
Translation reserve	92.8	84.7
Other reserves	(16.9)	(24.5)
Retained earnings	248.6	191.6
Total equity	2,183.4	2,126.1
* See Note 4, Acquisitions, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for details of this restatement related to acquisition accounting.

Nomad Foods Limited As Reported
Statements of Cash Flows (unaudited)
For the three months ended March 31, 2021 and the three months ended March 31, 2020

	For the three months ended March 31, 2021	For the three months ended March 31, 2020
	€m	€m
Cash flows from operating activities
Profit for the period	49.3	47.4
Adjustments for:
Exceptional items	10.8	20.6
Non-cash fair value purchase price adjustment of inventory	2.3	—
Share based payment expense	0.5	3.0
Depreciation and amortization	16.8	17.8
Loss on disposal of property, plant and equipment	0.1	—
Net finance costs	40.3	12.0
Taxation	14.4	17.4
Operating cash flow before changes in working capital, provisions and exceptional items	134.5	118.2
Decrease in inventories	42.1	51.8
Increase in trade and other receivables	(9.3)	(64.3)
(Decrease)/Increase in trade and other payables	(20.0)	12.4
Increase in employee benefits and other provisions	0.8	1.1
Cash generated from operations before tax and exceptional items	148.1	119.2
Cash flows relating to exceptional items	(9.7)	(4.7)
Tax paid	(20.5)	(18.8)
Net cash generated from operating activities	117.9	95.7
Cash flows from investing activities
Purchase of subsidiaries, net of cash acquired	—	(1.0)
Purchase of property, plant and equipment and intangibles	(19.5)	(9.6)
Redemption of investments	7.8	—
Cash used in investing activities	(11.7)	(10.6)
Cash flows from financing activities
Repurchase of ordinary shares	(10.5)	(71.1)
Repayment of loan principal	—	(3.0)
Payments related to shares withheld for taxes	(16.4)	—
Payment of lease liabilities	(4.9)	(6.2)
Interest paid	(8.9)	(9.5)
Interest received	—	0.2
Other financing cash flows	0.5	(5.7)
Net cash used in financing activities	(40.2)	(95.3)
Net increase/(decrease) in cash and cash equivalents	66.0	(10.2)
Cash and cash equivalents at beginning of period	382.5	824.8
Effect of exchange rate fluctuations	4.5	(12.0)
Cash and cash equivalents at end of period*	453.0	802.6
*Cash and cash equivalents includes bank overdrafts of €0.6 million for the three months ended March 31, 2021 (three months ended March 31, 2020: €nil).

Nomad Foods Limited
Adjusted Financial Information
(In € millions, except per share data)
Reconciliation of Non-IFRS Financial Measures
The following table reconciles adjusted financial information for the three months ended March 31, 2021 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Three Months Ended March 31, 2021

€ in millions, except per share data	As reported for the three months ended March 31, 2021	Adjustments		As adjusted for the three months ended March 31, 2021
Revenue	707.4	—		707.4
Cost of sales	(494.6)	2.3	(a)	(492.3)
Gross profit	212.8	2.3		215.1
Other operating expenses	(98.0)	3.6	(b)	(94.4)
Exceptional items	(10.8)	10.8	(c)	—
Operating profit	104.0	16.7		120.7
Finance costs	(40.3)	25.0		(15.3)
Net financing costs	(40.3)	25.0	(d)	(15.3)
Profit before tax	63.7	41.7		105.4
Taxation	(14.4)	(7.3)	(e)	(21.7)
Profit for the period	49.3	34.4		83.7

Weighted average shares outstanding in millions - basic	177.8			177.8
Basic earnings per share	0.28			0.47
Weighted average shares outstanding in millions - diluted	177.8			177.8
Diluted earnings per share	0.28			0.47
(a)Represents non-cash fair value uplift of inventory recorded as part of the Findus Switzerland purchase price accounting.
(b)Represents share based payment charge including employer payroll taxes of €0.6 million and non-operating M&A transaction costs of €3.0 million.
(c)Represents exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(d)Elimination of a one-time €12.4 million loss from the impairment of a short-term investment made with surplus cash as part of our cash management activities, €11.6 million of foreign exchange translation losses and €1.0 million of foreign exchange losses on derivatives.
(e)Represents tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles adjusted financial information for the three months ended March 31, 2020 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Three Months Ended March 31, 2020

€ in millions, except per share data	As reported for the three months ended March 31, 2020	Adjustments		As adjusted for the three months ended March 31, 2020
Revenue	682.9	—		682.9
Cost of sales	(484.0)	—		(484.0)
Gross profit	198.9	—		198.9
Other operating expenses	(101.5)	4.7	(a)	(96.8)
Exceptional items	(20.6)	20.6	(b)	—
Operating profit	76.8	25.3		102.1
Finance income	5.7	(5.4)		0.3
Finance costs	(17.7)	0.9		(16.8)
Net financing costs	(12.0)	(4.5)	(c)	(16.5)
Profit before tax	64.8	20.8		85.6
Taxation	(17.4)	(0.6)	(d)	(18.0)
Profit for the period	47.4	20.2		67.6

Profit attributable to:
Equity owners of the parent	47.5	20.2		67.7
Non-controlling interests	(0.1)	—		(0.1)
	47.4	20.2		67.6

Weighted average shares outstanding in millions - basic	203.0			203.0
Basic earnings per share	0.23			0.33
Weighted average shares outstanding in millions - diluted	203.0			203.0
Diluted earnings per share	0.23			0.33
(a)Represents share based payment charge including employer payroll taxes of €3.9 million and non-operating M&A transaction costs of €0.8 million.
(b)Represents exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(c)Elimination of €5.4 million of foreign exchange translation gains and €0.9 million of foreign exchange gains on derivatives.
(d)Represents tax impact of the above at the applicable tax rate for each exceptional item, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures (continued)
Reconciliation of Profit for the period to EBITDA and Adjusted EBITDA (unaudited)

	Three months ended
€ in millions	March 31, 2021	March 31, 2020
Profit for the period	49.3	47.4
Taxation	14.4	17.4
Net financing costs	40.3	12.0
Depreciation & amortization	16.8	17.8
EBITDA	120.8	94.6
Acquisition purchase price adjustments (a)	2.3	—
Exceptional items (b)	10.8	20.6
Other add-backs (c)	3.6	4.7
Adjusted EBITDA	137.5	119.9

Revenue	707.4	682.9
Adjusted EBITDA margin (d)	19.4%	17.6%

(a)Represents non-cash fair value uplift of inventory recorded as part of the Findus Switzerland purchase price accounting.
(b)Adjustment to add back exceptional items. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(c)Represents the elimination of share-based payment charges including employer payroll taxes for the three month period to March 31, 2021 of €0.6 million (2020: €3.9 million) as well as the elimination of non-operating M&A related costs, professional fees, transaction costs and purchase accounting related valuations for the three month period to March 31, 2021 of €3.0 million (2020: €0.8 million). We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.
(d)Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by Revenue.

Nomad Foods Limited
Adjusted Financial Information (continued)

Appendix 1: Reconciliation from reported to organic revenue growth
Year on Year Growth - March 31, 2021 compared with March 31, 2020:

Three Months Ended March 31, 2021
YoY Growth
Reported Revenue Growth	3.6%

Of which:
Organic Revenue Growth	1.8%
Acquisitions	3.0%
Leap Year (a)	(1.3)%
Translational FX (b)	0.1%
Total	3.6%

(a)Driven by an extra day in February 2020 due to a leap year.
(b)Translational FX is calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Forward-Looking Statements
Forward-Looking Statements and Disclaimers

Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including the Company’s expectations regarding the Company’s future operating and financial performance, including its updated guidance with respect to organic revenue growth, Adjusted EBITDA and Adjusted EPS. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including: (i) the impact of the COVID-19 pandemic on the Company’s business, suppliers, co-manufacturers, distributors, transportation or logistics providers, customers, consumers and employees; (ii) disruptions or inefficiencies in the Company’s operations or supply chain, including as a result of the COVID-19 pandemic, and the Company’s ability to maintain the health and safety of its workforce; (iii) the duration, spread and intensity of the pandemic and related government restrictions and other government responses; (iv) the Company’s ability to successfully identify suitable acquisition targets and adequately evaluate the potential performance of such acquisition targets; (v) the Company’s ability to successfully implement its strategies (including its M&A strategy) and strategic initiatives and to recognize the anticipated benefits of such strategic initiatives; (vi) the Company’s ability to accurately predict the performance of its Green Cuisine brand and its impact on the Company’s growth; (vii) the Company’s ability to effectively compete in its markets, including the ability of Green Cuisine to effectively compete in Continental Europe; (viii) changes in consumer preferences, such as meat substitutes, and the Company’s failure to anticipate and respond to such changes or to successfully develop and renovate products; (ix) the effects of reputational damage from unsafe or poor quality food products; (x) the risk that securities markets will react negatively to actions by the Company; (xi) the adequacy of the Company’s cash resources to achieve its anticipated growth agenda; (xii) increases in operating costs, including labor costs, and the Company’s ability to manage its cost structure; (xiii) fluctuations in the availability of food ingredients and packaging materials that the Company uses in its products; (xiv) the Company’s ability to effectively mitigate factors that negatively impact its supply of raw materials; (xv) the Company’s ability to protect its brand names and trademarks; (xvi) uncertainty about the terms of any trade agreement between the UK and the EU associated with Brexit, as well as the potential adverse impact of Brexit on currency exchange rates, global economic conditions and cross-border agreements that affect the Company’s business; (xvii) loss of the Company’s financial arrangements with respect to receivables factoring; (xviii) the loss of any of the Company’s major customers or a decrease in demand for its products; (xix) economic conditions that may affect the Company’s future performance including exchange rate fluctuations; (xx) the Company’s ability to successfully interpret and respond to key industry trends and to realize the expected benefits of its responsive actions; (xxi) the Company’s failure to comply with, and liabilities related to, environmental, health and safety laws and regulations; (xxii) changes in applicable laws or regulations; and (xxiii) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This release and referenced conference call is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.